Exhibit 99.2  -  Report of Management as to compliance with minimum
		 servicing standards for the year ended December 31, 2005


[HOMEQ SERVICING logo]




				MANAGEMENT'S ASSERTION


As of and for the year ended December 31, 2005, HomEq Servicing Corporation (the "Company") complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same
period,	the Company had in effect a fidelity bond and errors and omissions policy both in the amount of $20 million.

HomeEq Servicing Corporation				February 24, 2006
/s/ Arthur Q. Lyon					Date
Arthur Q. Lyon
President


/s/ Keith G. Becher					February 24, 2006
Keith G. Becher						Date
Chief Operating Officer